DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue, 34th Floor

New York, New York  10158

(212) 557-7200

December 23, 2015

Ms. Lisa M. Kohl

Ms. Mara L. Ransom

Assistant Director

Securities and Exchange Commission

Re:	Blue Earth, Inc.
Schedule 14C
Filed November 20, 2015
File No. 001-366-7

Dear Mss. Kohl & Ransom

Blue Earth, Inc. (“Blue Earth” or the “Company”) is submitting the following responses to the Securities and Exchange Commission (“SEC” or the “Commission”) Staff’s letter of December 4, 2015 containing comments to the Form 14C Information Statement submitted on November 20, 2015.  In accordance with a conversation between Elliot Lutzker and Lisa Kohl on December 11, 2015, please be advised that Blue Earth is submitting this Form 14C Information voluntarily for the Staff’s review.  The Company understands that no distribution of EnSite Power, Inc. (“EnSite”) securities can be made prior to EnSite registering as a 1934 Act reporting company.  This Information Statement will be mailed to shareholders solely to keep them aware of developments and advise them that no distribution will be made prior to EnSite becoming a reporting company. The full text of each comment is set forth below and the response to each directly follows the applicable text.

General

1. On pages 3 and 6 you indicate that you are not required to register the dividend shares, and on page 6 you indicate that you may be required to file a registration statement by April 30, 2016 for the dividend shares. Please tell us whether you are relying on Staff Legal Bulletin No. 4 (CF) to effect the spin-off without registering the transaction under the Securities Act of 1933 and provide us with your analysis as to your eligibility to rely on this staff legal bulletin. In doing so, please tell us whether parent shareholders will have the same proportionate interest in the parent and the subsidiary before and after the spin-off.

The Company has concluded that the spin-off, does not constitute a “sale” of the Company common stock to be distributed to Blue Earth shareholders for purposes of the Securities Act of 1933 (the “Securities Act”) and, accordingly, does not require registration under the Securities Act. Pursuant to Staff Legal Bulletin No. 4 (“SLB 4”), a transaction that does not constitute a “sale” does not require registration or an exemption to comply with Securities Act Section 5.

SLB 4 states the SEC Staff’s position that a subsidiary does not need to register a spin-off under the Securities Act if five conditions are satisfied. The spin-off meets the requirements as follows:

1.

The Parent Shareholders Do Not Provide Consideration for the Spun-off Shares

Blue Earth shareholders will not provide consideration for the shares of EnSite common stock distributed to them.

2.

The Spin-off Is Pro Rata to the Parent Shareholders

Blue Earth will distribute one share of EnSite common stock for every six and one-half (6.5) shares of Blue Earth common stock owned. This distribution will be made as a pro rata dividend.  The parent shareholders will have the same proportionate interest in the parent (Blue Earth) and the subsidiary (EnSite) before the spin-off and as of the Record Date.

3.

The Parent Provides Adequate Information About the Spin-off and the Subsidiary to Its Shareholders and to the Trading Markets

The parent, Blue Earth has submitted an information statement that describes the spin-off and the subsidiary that substantially complies with Regulation 14A or Regulation 14C under the Securities Exchange Act of 1934 (the “Exchange Act”).  In addition, the Parent’s filings under the Exchange Act include all current information about the spin-off and the operations of EnSite and its Subsidiaries and the interests being spun-off.

4.

The Parent Has a Valid Business Purpose for the Spin-off

Blue Earth’s Board of Directors believes that the spin-off will accomplish a number of important business objectives. The spin-off will separate two distinct business units, power generation and technology, into two distinct companies with different financial, investment and operating characteristics so that each can adopt business strategies and objectives tailored to their respective markets.  This will allow the companies that have operations that are distinct from each other to better focus and prioritize the allocation of their management and implement their financial resources for achievement of their corporate objectives.

As described in the PRE14C filed with the Commission on November 20, 2015, Blue Earth is a comprehensive provider of alternative/renewable energy solutions.  The core of Blue Earth’s subsidiary companies’ operational activities is being conducted through Blue Earth’s Construction operating division, which includes Blue Earth Solar and Blue Earth CHP (combined heat and power).  Blue Earth’s Technology division was organized through its contribution to EnSite of Blue Earth EPS, Blue Earth PPS and its equity interest in PowerGenix in exchange for shares of the common stock of EnSite.

Management believes that separation of the companies will benefit both companies’ businesses and their stockholders.  In order to focus management and personnel on the two distinct segments, Blue Earth has brought in new management.  Equally important is that the financing of the two segments is very different.  The spinoff is intended to facilitate better access by both companies to the capital markets.  Blue Earth CHP is dependent upon project financing debt to build, own, operate and/or sell energy plants.  In addition to the solar and CHP plants which Blue Earth has built, Blue Earth CHP has added personnel and facilities enabling it to develop, construct and maintain back-up generation and cogeneration systems in the New York metropolitan area.

On the other hand, financing for the Technology segment is equity based.  EnSite owns proprietary technologies (described in the PRE14C). The Board of Directors saw the value in these technologies, and determined that in order to raise sufficient funds to implement their commercialization; it would need to raise substantial amounts of money which would dilute current shareholder interests in Blue Earth.  Therefore, to focus and better implement these strategies, the Board unanimously approved the EnSite spin-off.

5.

If the Parent Spins Off Restricted Securities, It Has Held Those Securities for
At Least Two Years

SLB 4 provides that the two-year holding period requirement does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third party. EnSite was formed by Blue Earth in July 2015.

For the reasons described above, Blue Earth has concluded that the spin-off does not constitute a “sale” of securities for purposes of the Securities Act and, accordingly, does not require registration under the Securities Act.

2. To the extent you plan to rely on Staff Legal Bulletin No. 4 to affect the spin-off without registering the transaction under the Securities Act of 1933, please confirm your understandingthat EnSite Power, Inc. is required to register its common stock under the Exchange Act by the date of the spin-off. See Question 4.B.3.a of Staff Legal Bulletin No. 4 (CF), which can be found on our website. Please tell us when EnSite Power plans to file its Form 10.

Question 3 is the Parent must provide adequate information to its shareholders and the trading markets.  Unlike many other spin-offs, the securities of EnSite will not be traded in the public securities markets in the near future.  EnSite understands and acknowledges that it is required to register its common stock under the Exchange Act prior to Blue Earth effecting a distribution of the EnSite shares to Blue Earth shareholders.  This Information Statement is being mailed solely to keep Blue Earth shareholders apprised of developments and to advise them that they are the beneficial owners of EnSite shares as of December 1, 2015.

3. Please update the filing to provide the information required by Item 11 of Schedule 14A.

Financial and Other Information, page 13

This comment will be complied with.  On November 30, 2015, EnSite Power, Inc. was converted from a Nevada corporation to a Delaware corporation.  The information concerning the common stock of EnSite Power, Inc. will be included in the amended PRE 14C Information Statement.

4. We note that you incorporate certain documents by reference. Please tell us which Item of Schedule 14A you will rely on to incorporate information by reference and provide is with your analysis as to your eligibility to do so. In this regard, we note that the Form 10 Information provided by EnSite Power will not have previously been delivered to security holders.

Blue Earth will rely on Item 13(b)(1) to incorporate information by reference.  As of June 30, 2015, Blue Earth had a market capitalization of $92,850,880 based on a closing price of $1.09 per share and otherwise meets the requirements of Form S-3 and paragraph (c) of Item 13 of Schedule 14A, particularly in view of this being a voluntary filing and the requirement for it to subsequently register under the Exchange Act.

Please do not hesitate to contact the undersigned at (646) 428-3210 with any questions.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:      /s/  Elliot H. Lutzker

Elliot H. Lutzker

Partner

cc:  G. Robert Powell

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